

I, Dwayne A. Samuels, certify that:

(1) the financial statements of Brain Game LS Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Brain Game LS Inc. included in this Form reflects accurately the information reported on the tax return for Brain Game LS Inc. filed for the fiscal year ended 12/31/2020.

Signature

Dwayne A. Samuels

Dwayne A.
Samuels

CEO

02/16/2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.